UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May, 2025

Commission File Number: 001-42593

Dolly Varden Silver Corporation
(Translation of registrant's name into English)

595 Burrard Street, Suite 3123

Vancouver BC, Canada V7X 1J1
(604) 609-5137
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [    ] Form 40-F [ X ]

 Explanatory Note

On April 8, 2025, Dolly Varden Silver Corporation (the “Company”) filed its initial registration statement on Form 40-F (the “Registration Statement”) with the Securities and Exchange Commission, which included the Company’s audited annual financial statements and accompanying management’s discussion and analysis for the year ended December 31, 2024 as required to be filed under Canadian law.  The Company is not required by Canadian law to file an annual information form for the year ended December 31, 2024.  The Registration Statement became effective on April 16, 2025.

On May 1, 2025 the Company voluntarily filed with the applicable securities commissions in Canada an annual information form for the year ended December 31, 2024 (the “AIF”).  The AIF is included as Exhibit 99.1 to this Form 6-K, due to its nature as a voluntary filing.

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form dated April 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dolly Varden Silver Corporation

Date: May 1, 2025	By:	/s/Ann Fehr
	Name:	Ann Fehr
	Title:	Chief Financial Officer